UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022

Commission File Number 001-39327

Seadrill Limited

(Exact name of Registrant as specified in its Charter)

Park Place

55 Par-la-Ville Road

Hamilton HM 11 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐                No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐                No  ☒

ITEM 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Seadrill Limited (SDRL) - Second Quarter 2022 Results

Hamilton, Bermuda, August 31, 2022 - Seadrill Limited (“Seadrill” or “the Company”) (XOAS: SDRL), a leader in offshore drilling, provides financial results for the three months ended June 30, 2022.

2Q 2022 Highlights

•	Strong operational performance in 2Q 2022, resulting in 98% technical utilization.

•	Total operating revenues of $284 million, operating profit of $25 million and adjusted EBITDA[1] of $75 million, representing 26.4% EBITDA margin.

•	Cash and cash equivalents of $468 million as at June 30, 2022 of which $336 million was unrestricted cash.

•

During the period Seadrill added $940 million of Order Backlog[2], including new three-year firm term contracts for jackups West Ariel, West Cressida and West Leda, and three year extensions for AOD I, AOD III and West Callisto, bringing Order Backlog to $3.1 billion as at June 30, 2022.

Subsequent Events

•

Seadrill received a non-binding proposal for the acquisition of the legal entities that own and operate seven jackup rigs (AOD I, AOD II, AOD III, West Callisto, West Ariel, West Cressida and West Leda) in the Kingdom of Saudi Arabia.

•	The West Gemini contract was novated into the Sonadrill Joint Venture on July 1, 2022.

•

The West Neptune secured a six month firm term extension, with a further six month optional period, with LLOG Exploration Offshore, L.L.C in US Gulf of Mexico. Total contract value for the firm-term is approximately $73 million, with an additional $78 million for the optional period.

Financial Highlights
Figures in USD million, unless otherwise indicated	Successor 2Q22	Combined* 1Q22	Change* %
Total Operating Revenues	284	293	(3)%
Adjusted EBITDA1	75	78	(4)%
Adjusted EBITDA Margin (%)1	26.4	26.6	(1)%
Operating Profit	25	42	(40)%

*	Combined non-GAAP results for successor and predecessor period from January 1, 2022 to March 31, 2022. Refer to appendix II for more details.

Simon Johnson, CEO, commented:

“Seadrill has maintained its strong 2022 performance into this quarter, evidenced by an impressive technical utilization across the fleet, which is driven by our safe and successful operational delivery. Seadrill’s customers are the best in the oil and gas sector and we’re proud to partner with them in the world’s leading basins.

We have continued to deliver a strong operational performance whilst undergoing several significant rig reactivation projects. We are in a strong position to carry on creating value for our stakeholders and to take a leading role in the necessary and ongoing realignment within the market. The rig market continues to show strong signs of recovery, with utilization across asset classes and geographies all trending in the right direction.”

[1]

Adjusted EBITDA and Adjusted EBITDA Margin are non-GAAP financial measures. For a definition of each such measure and a reconciliation to the most comparable GAAP financial measure, please see the Appendices.

[2]	For a description of Order Backlog, please see “Commercial Review”.

Forward-Looking Statements

This news release includes forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements other than statements of historical facts included in this communication, including those regarding future guidance, including total revenue, adjusted EBITDA and capital expenditures and long-term maintenance, and statements about the Company’s plans, strategies, business prospects, changes and trends in its business and the markets in which it operates are forward-looking statements. These forward-looking statements can often, but not necessarily, be identified by the use of forward-looking terminology, including the terms “assumes”, “projects”, “forecasts”, “estimates”, “expects”, “anticipates”, “believes”, “plans”, “intends”, “may”, “might”, “will”, “would”, “can”, “could”, “should” or, in each case, their negative, or other variations or comparable terminology. These statements are based on management’s current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, which speak only as of the date of this news release. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to offshore drilling market conditions including supply and demand, day rates, customer drilling programs and effects of new rigs on the market, contract awards and rig mobilizations, contract backlog, dry-docking and other costs of maintenance of the drilling rigs in the Company’s fleet, the cost and timing of shipyard and other capital projects, the performance of the drilling rigs in the Company’s fleet, delay in payment or disputes with customers, Seadrill’s ability to successfully employ its drilling units, procure or have access to financing, ability to comply with loan covenants, liquidity and adequacy of cash flow from operations, fluctuations in the international price of oil, international financial market conditions, changes in governmental regulations that affect the Company or the operations of the Company’s fleet, increased competition in the offshore drilling industry, the impact of global economic conditions and global health threats, our ability to maintain relationships with suppliers, customers, employees and other third parties and our ability to maintain adequate financing to support our business plans following emergence from the Chapter 11 proceedings, our ability to successfully complete any acquisitions, divestitures and mergers, factors related to the offshore drilling market, our liquidity and the adequacy of cash flows for our obligations, our ability to satisfy the continued listing requirements of the Euronext Expand market of the Oslo Stock Exchange, or other exchange where our common stock may be listed, or to cure any continued listing standard deficiency with respect thereto, political and other uncertainties, including those related to the conflict in Ukraine, the concentration of our revenues in certain geographical jurisdictions, limitations on insurance coverage, our ability to attract and retain skilled personnel on commercially reasonable terms, the level of expected capital expenditures, our expected financing of such capital expenditures, and the timing and cost of completion of capital projects, fluctuations in interest rates or exchange rates and currency devaluations relating to foreign or U.S. monetary policy, tax matters, changes in tax laws, treaties and regulations, tax assessments and liabilities for tax issues, legal and regulatory matters, customs and environmental matters, the potential impacts on our business resulting from decarbonization and emissions legislation and regulations, the impact on our business from climate-change generally, and the occurrence of cybersecurity incidents, attacks or other breaches to our information technology systems, including our rig operating systems. Consequently, no forward-looking statement can be guaranteed. When considering these forward-looking statements, you should also keep in mind the risks described from time to time in the Company’s filings with the SEC, including its Annual Report on Form 20-F for the year ended December 31, 2021, filed with the SEC on April 29, 2022 (File No. 001-39327) and subsequent reports on Form 6-K.

The Company undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, the Company cannot assess the impact of each such factors on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

August 31, 2022

The Board of Directors

Seadrill Limited

Hamilton, Bermuda

Questions should be directed to Seadrill Management Ltd. represented by:

Simon Johnson	President and Chief Executive Officer

Analyst and investor questions should be directed to:
David Warwick	Director of Investor Relations	+971 58 687 4132

Media questions should be directed to:
Sara Dunne	Director of Communications	+1 (281) 630-7064

SECOND QUARTER 2022

OPERATING REVIEW

Rig Activity

The second quarter status and performance of Seadrill Limited’s owned rig fleet was as follows:

As at June 30, 2022	Floaters	Jackups	Harsh Environment	Total
Operating	4	7	2	13
Technical utilization (1)	99%	99%	94%	98%
Economic utilization (2)	99%	99%	96%	98%
Future contracted	3	3	—	6
Idle	1	1	—	2

Total	8	11	2	21

[1]	Technical utilization is calculated as the total hours available for work, excluding planned maintenance, divided by the total number of hours in the period.
[2]	Economic utilization is calculated as total revenue, excluding bonuses, for the period as a proportion of the full operating dayrate multiplied by the number of days on contract in the period.

Delivering safe and efficient operations whilst reducing non-productive time remains paramount for continued operational and financial performance. Technical utilization across all segments was 98% for the period. The floater segment achieved very strong results with technical and economic utilization of 99%, while harsh environment rigs saw 94% technical utilization and 96% economic utilization. Across the jackup fleet, technical and economic utilization was at 99%.

The Company had three drillships and one semi-submersible rig operating at the end of the period. The West Neptune continued under contract in the Gulf of Mexico with LLOG, the West Tellus was under contract with Shell in Brazil, and the West Gemini continued work in Angola. The benign-environment semi-submersible Sevan Louisiana was contracted with ENI in the Gulf of Mexico. The West Saturn completed its contract with ExxonMobil during the quarter and began preparing for work with Equinor in Brazil. The West Jupiter and West Carina are currently being reactivated for long-term contracts with Petrobras in Brazil, with expected commencement towards the second half of the year.

In the Middle East, the AOD I, AOD II, AOD III and West Callisto continued their contracts with Saudi Aramco. West Castor, West Telesto, and West Tucana continued on bareboat charter to Seadrill’s joint venture in Qatar, Gulfdrill. The West Ariel, West Cressida and West Leda are in the early stages of reactivation to begin work in the Middle East for three years each, with expected commencement between Q1 2023 and Q2 2023.

At June 30, 2022, Seadrill had two owned harsh environment rigs operating in Norway. The West Elara remained on contract with ConocoPhillips and the West Phoenix continued operations with VAR Energi.

During the period, the Company completed the sale of the semi-submersible rigs Sevan Brasil and Sevan Driller to New Fortress Energy. This brings the total number of long-term cold stacked rigs sold through our rig disposal program to 11. The West Venture, West Freedom, West Pegasus, West Eminence, West Navigator, West Orion, West Alpha, West Epsilon and West Vigilant were all sold in earlier periods. Five of the units sold to date have been recycled with the remaining six being sold for non-drilling purposes.

Seadrill has one long-term cold stacked benign-environment semi-submersible (West Eclipse) and one cold stacked jackup (West Prospero). Seadrill is continuing to actively market these rigs and will only reactivate cold stacked units where suitable work is secured and appropriate investment returns can be achieved.

The second quarter status and performance of Seadrill Limited’s managed/leased rig fleet was as follows:

As at June 30, 2022	Floaters	Jackups	Harsh Environment	Total
Operating	2	5	2	9
Technical utilization	99%	100%	98%	99%

During the quarter, the Company managed two drillships, the Libongos and the Quenguela, both in Angola owned by Sonangol and bareboat chartered to the Sonadrill joint venture.

The managed jackup fleet consists of five rigs (West Titania, West Oberon, West Defender, West Intrepid and West Courageous), which are owned by SeaMex and are on contract with Pemex, drilling in Mexico.

At the end of the period, Seadrill had two harsh environment units under leasing arrangements. The first is the West Linus operating on the Norwegian Continental Shelf, which is leased from SFL Corporation (“SFL”) and under contract with ConocoPhillips. The other is the West Hercules, also leased from SFL, which commenced operations for its new contract with Equinor in Canada on May 15, 2022. The SFL leased rigs are expected to be redelivered back to SFL in the second half of 2022.

FINANCIAL REVIEW
Abbreviated Income Statement

(in $ millions)	Successor 2Q22	Combined* 1Q22
Total operating revenues	284	293
Total operating expenses	(259)	(253)
Total other operating items	—	2

Operating profit	25	42
Total financial and other non-operating items, net	(53)	3,675
Income tax expense	(8)	(3)
Loss from discontinued operations	—	(4)

Net (loss) / profit	(36)	3,710

Adjusted EBITDA	75	78

*	Refer to appendix II for a reconciliation of the combined results for the three months ended March 31, 2022.

Total operating revenues for 2Q22 were $284 million (1Q22: $293 million), a decrease of $9 million, primarily attributed to the following:

Contract revenues decreased by $8 million primarily as a result of shipyard time between contracts on the West Saturn and the handover of the West Bollsta, partially offset by Sevan Louisiana and West Hercules moving to new contracts at higher dayrates.

Management contract revenue and other revenues remained broadly consistent with 1Q22. We earned higher management fees from our Sonadrill joint venture due to the commencement of operations for the Quenguela in March, but this was offset by lower Sonangol reimbursables due to the completion of the Quenguela’s first mobilization project.

Total operating expenses for 2Q22 were $259 million (1Q22: $253 million) an increase of $6 million, primarily attributed to the following:

Rig operating expenses remained relatively consistent with 1Q22 with the favorable impact of idle time on the West Saturn and redelivery of the West Bollsta being offset by the non-repeat of favorable fresh start adjustments recorded on emergence from Chapter 11.

Management contract expenses decreased by $8 million due to lower Sonangol reimbursables following completion of the Quenguela first mobilization project, partly offset by higher operating costs following the rig going on contract. General and administrative expenses increased by $4 million primarily due to increased severance payments in the quarter.

Amortization of intangibles increased by $12 million due to a full quarter of amortization of the intangibles recognized on Chapter 11 emergence and the commencement of amortization of favorable contracts for the West Hercules and Sevan Louisiana. Depreciation expenses remained broadly consistent with 1Q22.

Adjusted EBITDA was $75 million in 2Q22 (1Q22: $78 million), and EBITDA margin was 26.4% (1Q22: 26.6%). The decrease in adjusted EBITDA is due to the variances described above.

Total financial and other items for 2Q22 was a $53 million expense (1Q22: $3.7 billion income), an unfavorable variance of $3.7 billion.

The $3.7 billion unfavorable variance in Reorganization items, net was due to the one-time reorganization and Fresh Start accounting adjustments recognized on the Company’s emergence from Chapter 11 proceedings in the previous quarter.

Interest expense increased by $18 million due to interest accruing on the Company’s new debt facilities post emergence from Chapter 11 for a full quarter compared to 38 days in 1Q22. This increase was offset by a decrease in interest on finance leases on SFL rigs of $7 million, following amendments to the lease agreements.

Other items that contributed an additional $61 million unfavorable movement were related to foreign exchange losses, share of associate losses and other financial items.

Income tax expense for 2Q22 was $8 million (1Q22: $3 million), an increase of $5 million, which was due to increased taxable income and an unwind of deferred tax assets in certain jurisdictions.

Net loss for 2Q22 was $36 million (1Q22: $3,710 million profit), a decrease of $3,746 million.

Abbreviated Cash Flow Statement—Continuing operations3

(in $ millions)	Successor 2Q22	Combined* 1Q22
Net cash used in operating activities	(34)	(29)
Net cash used in investing activities	(44)	(30)
Net cash provided by financing activities	—	65
Effect of exchange rate changes on cash	(7)	12

Net (decrease)/increase in cash and cash equivalents, including restricted cash	(85)	18

Cash and cash equivalents, including restricted cash, at beginning of the period	553	535

Cash and cash equivalents, including restricted cash, at the end of period	468	553

*	Refer to appendix II for a reconciliation of the combined results for the three months ended March 31, 2022.

Net cash used in operating activities for 2Q22 was a $34 million outflow (1Q22: $29 million outflow), an unfavorable movement of $5 million. The unfavorable movement was attributable to higher maintenance expenditures incurred on rig reactivation projects, mobilization and contract preparation costs associated with the new contracts for the West Hercules and West Saturn, and higher interest payments following emergence from Chapter 11. This was offset by lower Chapter 11 related legal and advisory fees.

Net cash used in investing activities in 2Q22 was a $44 million outflow (1Q22: $30 million outflow), an unfavorable movement of $14 million. The unfavorable movement was primarily due to higher rig upgrade expenditures on rig reactivation projects for the West Carina and West Jupiter.

Net cash provided by financing activities in 2Q22 was nil (1Q22: $65 million inflow) an unfavorable movement of $65 million. The inflow in 1Q22 was due to proceeds from debt facilities issued on emergence from Chapter 11, net of issuance costs, offset by settlements made on the pre-petition credit agreements extinguished on emergence.

Effect of exchange rate changes on cash in 2Q22 was a $7 million outflow (1Q22: $12 million inflow), an unfavorable movement of $19 million. The movement is attributable to restricted cash balance held in Brazilian Real which depreciated in value against the US Dollar during the quarter.

Net decrease in cash in 2Q22 was $85 million (1Q22: $18 million increase) resulting in total cash and cash equivalents, including restricted cash, of $468 million as of June 30, 2022 (March 31, 2022: $553 million).

[3]	The abbreviated cash flow statement above excludes cash flows from discontinued operations.

Abbreviated Balance Sheet
	Successor
(in $ millions)	As at June 30, 2022	As at March 31, 2022
Cash and cash equivalents	336	393
Restricted cash	132	160
Other current assets	447	410
Non-current assets (excluding non-current restricted cash)	2,008	2,008

Total assets	2,923	2,971

Other current liabilities	337	348
Non-current liabilities	1,116	1,120
Equity	1,470	1,503

Total liabilities and equity	2,923	2,971

Cash and cash equivalents, which excludes restricted cash, was $336 million (1Q22: $393 million). The decrease was primarily due to capital additions to drilling units, working capital movements, and interest payments offset by releases of restricted cash balances described below.

Restricted cash was $132 million (1Q22: $160 million). The decrease was primarily due to cash released on guarantees, foreign exchange movements on restricted cash in Brazil and cash repaid to the lenders on completion of rig disposals.

Other current assets were $447 million (1Q22: $410 million). The increase was due to increased deferred mobilization and contract preparation expenditures primarily related to new contracts for the West Hercules and West Saturn, and higher management fee receivables from Sonadrill following commencement of operations on the Quenguela in March.

Non-current assets (excluding non-current restricted cash) were $2,008 million (1Q22: $2,008 million) with increased capital expenditure in the quarter offset by losses recorded on our equity accounted investments in associates and amortization of favorable contracts.

Other current liabilities were $337 million (1Q22: $348 million). The decrease was mainly attributable to settlement of liabilities on the sale of Sevan Brasil and Sevan Driller as sale proceeds were returned to lenders, partially offset by increases in accounts payable and debt due within one year.

Non-current liabilities were $1,116 million (1Q22: $1,120 million). The decrease was mainly due to amortization of unfavorable contracts.

Equity was $1,470 million (1Q22: $1,503 million). The decrease was mainly driven by the net loss for the quarter offset by other comprehensive income movements attributable to pension actuarial revaluations.

Liquidity

As at June 30, 2022, total cash and cash equivalents was $468 million comprised of $336 million of unrestricted cash and $132 million of restricted cash.

The major components of restricted cash include $70 million of cash held as collateral for a local tax case in Brazil and $22 million held as guarantee facilities.

COMMERCIAL REVIEW

Order Backlog1

Order Backlog at June 30, 2022 was approximately $3.1 billion. During the quarter ended June 30, 2022 Seadrill added $940 million of backlog, while consuming $240 million.

Key additions during the quarter included:

•

West Ariel, West Cressida and West Leda – each were awarded a three-year firm term plus one year option contract with a leading operator in the Middle East adding $305 million in backlog (excluding mobilization revenues).

•	AOD I, AOD III and West Callisto—each signed three year extensions to their contracts with Saudi Aramco, adding $361 million in backlog.

•	West Neptune – secured a four-well extension to the existing contract with LLOG Exploration Offshore LLC in the US Gulf of Mexico adding $71 million in backlog.

•

Sevan Louisiana – secured a three-well contract extension with Talos Production Inc in the US Gulf of Mexico, adding $34 million in backlog, and subsequently received a well variation, adding a further $39 million in backlog.

Backlog consumption for the quarter ended June 30, 2022 was slightly higher than the previous quarter due to commencement of the West Hercules contract with Equinor.

The Sonadrill joint venture secured a ten-well contract in Angola for the West Gemini, with an eight-well option, adding $159 million in backlog to Sonadrill. The operator subsequently exercised two of the option wells, adding $33 million in backlog to Sonadrill. The campaign is now 12 firm wells, with six option wells.

Post period:

•

From July 1, 2022, the West Gemini contract with Total Angola was novated to Sonadrill. The West Gemini is the third drillship to be bareboat chartered into Sonadrill, along with two Sonangol-owned units, the Quenguela and Libongos. Seadrill will manage and operate the units on behalf of Sonadrill.

•	The West Tellus extended its current contract with Shell by a further 37 days, adding a backlog of $18 million.

•

The West Neptune secured a six month firm term extension, with a further six month optional period, with LLOG Exploration Offshore, L.L.C in US Gulf of Mexico. The extension will commence in direct continuation of the existing term and is expected to keep the rig busy until Q4 2023, furthering the rig’s long-term association with LLOG since its delivery from the shipyard. Total contract value for the firm-term is approximately $73 million, with an additional $78 million for the optional period.

Seadrill Order Backlog as of August 31, 2022, is $3.0 billion.

Non-binding offer received for purchase of jackup rigs

Post quarter end Seadrill announced that it had received a non-binding proposal for the acquisition of the legal entities that own and operate seven jackup rigs (AOD I, AOD II, AOD III, West Callisto, West Ariel, West Cressida and West Leda). The total consideration in a potential sale is expected to be in the range of $645 million to $700 million, inclusive of acquisition consideration and reimbursement for net reactivation, project and mobilization costs. Seadrill is currently considering the proposal and has not entered into any definitive agreements. There can be no assurances that the potential sale will be completed.

Trading Outlook2

Despite a turbulent period in the broader equity markets due to inflationary forces, central bank intervention and a concern of a global economic slowdown, exacerbating oil price volatility, the spot Brent crude oil price and the forward curve remain higher than the long-term average. Significant disruption to the energy markets, spurred by the war in Ukraine and the global supply chain crunch, has put into perspective the need for secure, reliable and affordable sources of energy. Even before these events, natural gas and crude oil prices were breaking historical price settings, as demand and supply constraints were already in place.

Given the underinvestment in the oil and gas sector in recent years, compounded by the requirement to displace Russian barrels, exploration and production (“E&P”) investments are expected to grow by around 17% this year, with deepwater investment expected to gain almost 30% (Brazil, Guyana, West Africa and Australia the main drivers), and offshore combined (shelf and deepwater) expected to increase around 22% this year. With oil prices at current levels, it is expected Seadrill’s clients will have the confidence to make long-term decisions, leading to marketed utilization and rates continuing to improve across geographies and asset classes.

The benign ultra-deepwater floater market continues to show highly encouraging signs of recovery with offshore drilling activity increasing in almost every deepwater geography, with the US Gulf of Mexico leading the dayrate trend, closely followed by South America, notably Brazil and Guyana. Floater demand in rig years is expected to increase by 8% in 2022, and a further 30% towards the end of the decade. This year term contracts account for 22% of the total floater awards, up until July 2022, with lead times increasing and commercial terms improving. Operators continue to prefer high-specification ultra-deepwater drillships, with overall marketed utilization trending around 90% globally. Rig reactivation discipline will continue to be an important factor to ensure utilization and rates remain on an upward trajectory.

[1]

Order Backlog includes all firm contracts at the contractual operating dayrate multiplied by the number of days remaining in the firm contract period. For contracts which include a market indexed rate mechanism, the Company utilizes the current applicable dayrate multiplied by the number of days remaining in the firm contract period. Order Backlog includes management contract revenues and lease revenues from bareboat charter arrangements. Order Backlog excludes revenues for mobilization, demobilization and contract preparation or other incentive provisions and excludes backlog relating to Non-Consolidated Entities.

[2]	Sources: IHS Rigpoint, Rystad Energy, Upstream

Despite a slow start, the benign jackup recovery has now surpassed other asset classes, as the brownfield jackup market is quicker to respond to higher oil prices, with marketed utilization continuing to exceed 90%. Q2 2022 had the second highest number of rigs years signed in a quarter for over 5 years, with over 40% of contracts being term contracts and over 70% being awarded in the Middle East. With approximately 12% of the global jackup fleet recently newly contracted in the Middle East we are starting to see a marked improvement in dayrates and increased tendering activity across geographies, notably South East Asia and India, respectively.

Seadrill expects continued near-term challenges in the harsh environment segment. Utilization in the harsh environment floater market remained consistent with the majority of fixtures being for existing active units in the segment. Though the marketed and total utilization is still trending above the 90% in the harsh environment jackup segment, sustaining the high level of utilization will likely be challenging with multiple units predicted to come off contract during the remainder of 2022. With longer tendering cycles and lack of near-term demand, the utilization level in the harsh environment segment is expected to improve at a slower pace than the benign floater and benign jackup markets. However, we expect an improvement in activity toward the end of 2023, with several long-term tenders already being evaluated, multiple financial investment decisions pending, and a tightening of supply should a number of rigs depart the Norwegian Continental Shelf for work elsewhere.

Although recent market trends are encouraging, Seadrill participates in a cyclical industry which is challenged by geopolitical uncertainty, inflationary pressure, supply chain disruptions and energy transition. However, Seadrill believes that oil and gas will continue to be an important part of the global energy mix for the foreseeable future.

Market Guidance (unaudited)

In US$ million	2022 Guidance (1)
Total revenue (2)	1,050 - 1,125
Adjusted EBITDA (3)	240 - 280
Capital expenditures and long-term maintenance (4)	320 - 360

Notes:

1.	Full Year 2022 Guidance is a non-GAAP financial measure, including predecessor period

2.

Total Revenue excludes forecasted mobilization revenues to be received of approximately $65 million which will be deferred on the balance sheet and amortized through revenue over firm contract periods beyond 2022

3.

Adjusted EBITDA excludes both forecasted mobilization revenue and forecasted mobilization costs to be incurred of approximately $95 million which will be deferred on the balance sheet and amortized through operating expenses over firm contract periods beyond 2022

4.

Capital Expenditure includes upgrades, special periodic surveys, reactivations and long-term maintenance but excludes mobilization costs which are deferred on the balance sheet and amortized through operating expenses over the firm term of the relevant contract. Several reactivation and upgrade projects are expected to span the year-end and could materially impact the level of expenditure recognized in 2022 compared with the guidance provided

BOARD CHANGES

During the quarter, the Company received the resignation of Karen Boesen as a director. The resignation became effective on June 17, 2022.

Appendix I - Reconciliation of Operating Profit to Adjusted EBITDA

Adjusted EBITDA represents operating profit before depreciation, amortization and similar non-cash charges. Additionally, in any given period the Company may have significant, unusual or non-recurring items which may be excluded from Adjusted EBITDA for that period. When applicable, these items are fully disclosed and incorporated into the reconciliation provided below.

Adjusted EBITDA is a non-GAAP financial measure used by investors to measure Seadrill’s ongoing financial and operating strength. The Company believes that Adjusted EBITDA assists investors by excluding the potentially disparate effects between periods of interest, other financial items, taxes and depreciation and amortization, which are affected by various and possibly changing financing methods, capital structure and historical cost basis and which may significantly affect operating profit between periods.

Adjusted EBITDA should not be considered as an alternative to operating profit or any other indicator of Seadrill Limited’s performance calculated in accordance with the US GAAP. Adjusted EBITDA margin is Adjusted EBITDA as a percentage of Total operating revenues.

The table below reconciles operating profit to Adjusted EBITDA for the current results presented:

	Successor		Predecessor
Figures in USD million, unless otherwise indicated	Three months ended June 30, 2022	Period from February 23, 2022 through March 31, 2022	Period from January 1, 2022 through February 22, 2022
Operating profit	25	2	40
Depreciation	35	15	21
Amortization of intangibles	15	3	—
Changes in expected credit loss allowances	—	—	(1)
Gain on disposals	—	—	(2)

Adjusted EBITDA	75	20	58

Total operating revenues	284	106	187
Adjusted EBITDA margin (%)	26.4	18.9	31.0

The table below reconciles operating profit to Adjusted EBITDA for the 2022 guidance numbers presented in the “Market Guidance (unaudited)” section:

	2022 Guidance[1]
Figures in USD million, unless otherwise indicated	Low end of the range	High end of the range
Operating profit	55	95
Depreciation	140	140
Amortization of intangibles	48	48
Changes in expected credit loss allowances	(1)	(1)
Gain on disposals	(2)	(2)

Adjusted EBITDA	240	280

Total operating revenues	1,050	1,125
Adjusted EBITDA margin (%)	22.9	24.9

Appendix II - Reconciliation of results for the period January 1, 2022 through February 22, 2022 (Predecessor) and period from February 23, 2022 through March 31, 2022 (Successor) to results for Combined three months ended March 31, 2022.

Seadrill emerged from Chapter 11 bankruptcy protection on February 22, 2022 (the “Effective Date”). Upon emergence, Seadrill applied Fresh Start accounting which resulted in Seadrill becoming a new reporting entity for accounting and financial reporting. Accordingly, our financial statements and notes after the Effective Date are not comparable to our financial statements and notes prior to that date. As required by GAAP, results for the quarter must be presented separately for the predecessor period from January 1, 2022, through February 22, 2022 (the “Predecessor” period) and the successor period from February 23, 2022, through March 31, 2022 (the “Successor” period), separated by a black line to denote lack of comparability. However, the Company has combined certain results of the Predecessor and Successor periods (“Combined” results) as non-GAAP measures to compare to prior periods since we believe it provides the most meaningful basis to analyze our results.

Abbreviated Income Statement

	Successor	Predecessor	Combined
(in $ millions)	Period from February 23, 2022 through March 31, 2022	Period from January 1, 2022 through February 22, 2022	Three months ended March 31, 2022
Total operating revenues	106	187	293
Total operating expenses	(104)	(149)	(253)
Total other operating items	—	2	2

Operating profit	2	40	42

Total financial and other non-operating items, net	3	3,672	3,675
Income tax expense	(1)	(2)	(3)
Loss from discontinued operations	—	(4)	(4)

Net profit	4	3,706	3,710

Adjusted EBITDA	20	58	78

Abbreviated Cash Flow Statement - Continuing operations

	Successor	Predecessor	Combined
(in $ millions)	Period from February 23, 2022 through March 31, 2022	Period from January 1, 2022 through February 22, 2022	Three months ended March 31, 2022
Net cash provided by/(used in) operating activities	52	(81)	(29)
Net cash used in investing activities	(14)	(16)	(30)
Net cash provided by financing activities	—	65	65
Effect of exchange rate changes on cash	6	6	12

Net increase/(decrease) in cash and cash equivalents, including restricted cash	44	(26)	18

Cash and cash equivalents, including restricted cash, at beginning of the period	509	535	535

Cash and cash equivalents, including restricted cash, at the end of period	553	509	553

Seadrill Limited

INDEX TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Unaudited Consolidated Statements of Operations for the three months ended June 30, 2022 (Successor), period from February 23, 2022 through June 30, 2022 (Successor), period from January 1, 2022 through February 22, 2022 (Predecessor), and three and six months ended June 30, 2021 (Predecessor)

F-2

Unaudited Consolidated Statements of Comprehensive Income for the three months ended June 30, 2022 (Successor), period from February 23, 2022 through June 30, 2022 (Successor), period from January 1, 2022 through February 22, 2022 (Predecessor), and three and six months ended June 30, 2021 (Predecessor)

F-3

Unaudited Consolidated Balance Sheets as at June 30, 2022 (Successor) and December 31, 2021 (Predecessor)	F-4

Unaudited Consolidated Statements of Cash Flows for the period from February 23, 2022 through June 30, 2022 (Successor), period from January 1, 2022 through February 22, 2022 (Predecessor) and six months ended June 30, 2021 (Predecessor)

F-5

Unaudited Consolidated Statements of Changes in Equity for the period from February 23, 2022 through June 30, 2022 (Successor), period from January 1, 2022 through February 22, 2022 (Predecessor) and six months ended June 30, 2021 (Predecessor)

F-7

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

for the three months ended June 30, 2022 (Successor), the period from February 23, 2022 through June 30, 2022 (Successor), period from January 1, 2022 through February 22, 2022 (Predecessor), and three and six months ended June 30, 2021 (Predecessor)

	Successor	Predecessor	Successor	Predecessor
(In $ millions, except per share data)	Three months ended June 30, 2022	Three months ended June 30, 2021	Period from February 23, 2022 through June 30, 2022	Period from January 1, 2022 through February 22, 2022	Six months ended June 30, 2021
Operating revenues
Contract revenues	213	164	292	142	335
Reimbursable revenues	8	9	12	4	17
Management contract revenues	56	40	77	36	88
Other revenues	7	6	9	5	12

Total operating revenues	284	219	390	187	452

Operating expenses
Vessel and rig operating expenses	(147)	(157)	(209)	(86)	(316)
Reimbursable expense	(7)	(8)	(10)	(4)	(16)
Depreciation	(35)	(41)	(50)	(21)	(83)
Amortization of intangibles	(15)	—	(18)	—	—
Management contract expenses	(36)	(79)	(49)	(31)	(115)
Selling, general and administrative expenses	(19)	(21)	(27)	(7)	(36)

Total operating expenses	(259)	(306)	(363)	(149)	(566)

Other operating items
Loss on impairment of long-lived assets	—	(152)	—	—	(152)
Gain on disposals	—	11	—	2	11
Other operating income	—	—	—	—	3

Total other operating items	—	(141)	—	2	(138)

Operating profit/(loss)	25	(228)	27	40	(252)
Financial and other non-operating items
Interest income	2	1	3	—	1
Interest expense	(30)	(22)	(40)	(7)	(79)
Share in results from associated companies (net of tax)	(8)	—	(6)	(2)	1
Gain on derivative financial instruments	2	—	7	1	—
Foreign exchange (loss)/gain	(11)	15	(3)	8	9
Reorganization items, net	(5)	(27)	(10)	3,651	(230)
Other financial items	(3)	—	(1)	21	(13)

Total financial and other non-operating items, net	(53)	(33)	(50)	3,672	(311)

(Loss)/profit before income taxes	(28)	(261)	(23)	3,712	(563)
Income tax expense	(8)	(9)	(9)	(2)	(11)

(Loss)/profit from continuing operations	(36)	(270)	(32)	3,710	(574)
Loss from discontinued operations	—	(24)	—	(4)	(31)

Net (loss)/profit	(36)	(294)	(32)	3,706	(605)
Basic/Diluted (loss)/earnings per share from continuing operations (US dollar)	(0.72)	(2.69)	(0.64)	36.96	(5.72)
Basic/Diluted loss per share from discontinued operations (US dollar)	—	(0.24)	—	(0.04)	(0.31)
Basic/Diluted (loss)/earnings per share (US dollar)	(0.72)	(2.93)	(0.64)	36.92	(6.03)

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

for the three months ended June 30, 2022 (Successor), the period from February 23, 2022 through June 30, 2022 (Successor), period from January 1, 2022 through February 22, 2022 (Predecessor), and three and six months ended June 30, 2021 (Predecessor)

	Successor	Predecessor	Successor	Predecessor
(In $ millions)	Three months ended June 30, 2022	Three months ended June 30, 2021	Period from February 23, 2022 through June 30, 2022	Period from January 1, 2022 through February 22, 2022	Six months ended June 30, 2021
Net (loss)/profit	(36)	(294)	(32)	3,706	(605)

Other comprehensive gain, net of tax, relating to continuing operations:
Actuarial gain relating to pension	3	—	3	1	—
Other comprehensive gain, net of tax, relating to discontinued operations:
Recycling of accumulated other comprehensive loss on sale of Paratus Energy Services	—	—	—	16	—
Change in fair value of debt component of Archer convertible bond	—	—	—	(1)	1
Share in results from associated companies	—	5	—	(2)	4

Other comprehensive income	3	5	3	14	5

Total comprehensive (loss)/income for the period	(33)	(289)	(29)	14	(600)

Seadrill Limited

UNAUDITED CONSOLIDATED BALANCE SHEETS

as at June 30, 2022 (Successor) and December 31, 2021 (Predecessor)

	Successor	Predecessor
(In $ millions, except per share data)	June 30, 2022	December 31, 2021
ASSETS
Current assets
Cash and cash equivalents	336	312
Restricted cash	62	160
Accounts receivable, net	157	169
Amounts due from related parties, net	48	28
Assets held for sale -current	—	1,103
Other current assets	242	191

Total current assets	845	1,963

Non-current assets
Investments in associated companies	58	27
Drilling units	1,900	1,777
Restricted cash	70	63
Deferred tax assets	8	11
Equipment	9	11
Other non-current assets	33	27

Total non-current assets	2,078	1,916

Total assets	2,923	3,879

LIABILITIES AND EQUITY
Current liabilities
Debt due within one year	21	—
Trade accounts payable	75	59
Liabilities associated with assets held for sale - current	—	948
Other current liabilities	241	230

Total current liabilities	337	1,237

Liabilities subject to compromise	—	6,235

Non-current liabilities
Long-term debt	947	—
Deferred tax liabilities	8	9
Other non-current liabilities	161	114

Total non-current liabilities	1,116	123

Commitments and contingencies
Equity
Common shares of par value US$0.01 per share: 375,000,000 shares authorized and 49,999,998 issued at June 30, 2022 (Successor)	—	—
Common shares of par value US$0.10 per share: 138,880,000 shares authorized and 100,384,435 issued at December 31, 2021 (Predecessor)	—	10
Additional paid-in capital	1,499	3,504
Accumulated other comprehensive income/(loss)	3	(15)
Retained loss	(32)	(7,215)

Total equity/(deficit)	1,470	(3,716)

Total liabilities and equity	2,923	3,879

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

for the period from February 23, 2022 through June 30, 2022 (Successor), period from January 1, 2022 through February 22, 2022 (Predecessor) and six months ended June 30, 2021 (Predecessor)

	Successor	Predecessor
(In $ millions)	Period from February 23, 2022 through June 30, 2022	Period from January 1, 2022 through February 22, 2022	Six months ended June 30, 2021
Cash Flows from Operating Activities
Net (loss)/profit	(32)	3,706	(605)
Net (loss)/profit from continuing operations	(32)	3,710	(574)
Net loss from discontinued operations	—	(4)	(31)
Net operating net loss adjustments related to discontinued operations (1)	—	29	31
Adjustments to reconcile net profit/(loss) to net cash provided by/(used in) operating activities:
Depreciation	50	21	83
Amortization of unfavorable and favorable contracts	18	—	—
Gain on disposals	—	(2)	(11)
Loss on impairment of intangible assets	—	—	152
Share in results from associated companies (net of tax)	6	2	(1)
Deferred tax benefit	3	(2)	(1)
Unrealized gain on derivative	(4)	(1)	—
Payment in kind interest	16	—	—
Amortization of discount on debt	(1)	7	54
Unrealized foreign exchange loss/(gain)	1	(6)	(4)
Non-cash gain reorganization items, net	—	(3,491)	178
Fresh Start valuation adjustments	—	(242)	—
Change in allowance for credit losses	—	(1)	48
Other cash movements in operating activities
Payments for long-term maintenance	(34)	(4)	(26)
Repayments made under lease arrangements	—	(11)	(31)
Changes in operating assets and liabilities, net of effect of acquisitions and disposals
Trade accounts receivable	44	(32)	10
Trade accounts payable	16	—	14
Prepaid expenses/accrued revenue	(4)	1	3
Deferred revenue	13	(18)	3
Related party receivables	(6)	(13)	(16)
Related party payables	—	—	1
Other assets	(35)	(3)	(9)
Other liabilities	(33)	4	63

Net cash flows provided by/(used in) operating activities	18	(56)	(64)

Cash Flows from Investing Activities
Additions to drilling units and equipment	(58)	(18)	(13)
Proceeds from disposal of assets	—	2	7
Impact on cash from deconsolidation of discontinued operation	—	(94)	—
Cash flows from investing activities (discontinued operations)	—	—	(13)

Net cash flows used in investing activities	(58)	(110)	(19)

(1)

Relates to adjustments made to the net income/loss from discontinued operations to reconcile to net cash flows from operating activities from discontinued operations. The adjustments reconcile net loss to net cash used in operating activities, other cash movements in operating activities, and changes in operating assets and liabilities, net of the effect of acquisitions and disposals. The net cash provided by operating activities related to discontinued operations for the successor period from February 23, 2022 through June 30, 2022 was nil and for the predecessor period from January 1, 2022 through February 22, 2022 was $25 million. (Six months ended June 30, 2021 (Predecessor): nil ).

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

for the period from February 23, 2022 through June 30, 2022 (Successor), period from January 1, 2022 through February 22, 2022 (Predecessor) and six months ended June 30, 2021 (Predecessor)

	Successor	Predecessor
(In $ millions)	Period from February 23, 2022 through June 30, 2022	Period from January 1, 2022 through February 22, 2022	Six months ended June 30, 2021
Cash Flows from Financing Activities
Proceeds from debt	—	175	—
Proceeds from convertible bond issuance	—	50	—
Repayments of secured credit facilities	—	(160)	—

Net cash provided by financing activities	—	65	—

Effect of exchange rate changes on cash	(1)	6	4

Net decrease in cash and cash equivalents, including restricted cash	(41)	(95)	(79)
Cash and cash equivalents, including restricted cash, at beginning of the period	509	604	723
Included in cash and cash equivalents and restricted cash per the balance sheet	509	535	659
Included in assets of discontinued operations	—	69	64
Cash and cash equivalents, including restricted cash, at the end of period	468	509	644
Included in cash and cash equivalents and restricted cash per the balance sheet	468	509	593
Included in assets of discontinued operations	—	—	51
Supplementary disclosure of cash flow information
Interest paid	(17)	—	—
Taxes paid	(6)	(1)	(3)
Reorganization items, net paid	(8)	(56)	—

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

for the period from February 23, 2022 through June 30, 2022 (Successor), period from January 1, 2022 through February 22, 2022 (Predecessor) and six months ended June 30, 2021 (Predecessor)

(In $ millions)	Common shares	Additional paid-in capital	Accumulated other comprehensive loss	Retained loss	Total deficit
Balance as at January 1, 2021 (Predecessor)	10	3,504	(26)	(6,628)	(3,140)

Net loss from continuing operations	—	—	—	(304)	(304)
Net loss from discontinued operations	—	—	—	(7)	(7)

Balance as at March 31, 2021 (Predecessor)	10	3,504	(26)	(6,939)	(3,451)

Net loss from continuing operations	—	—	—	(270)	(270)
Net loss from discontinued operations	—	—	—	(24)	(24)
Other comprehensive income from discontinued operations	—	—	5	—	5

Balance as at June 30, 2021 (Predecessor)	10	3,504	(21)	(7,233)	(3,740)

(In $ millions)	Predecessor Common shares	Predecessor Additional paid-in capital	Successor Common shares	Successor Additional paid-in capital	Accumulated other comprehensive loss	Retained (loss)/ profit	Total (deficit)/ equity
Balance as at January 1, 2022 (Predecessor)	10	3,504	—	—	(15)	(7,215)	(3,716)

Other comprehensive income from continued operations	—	—	—	—	1	—	1
Other comprehensive loss from discontinued operations	—	—	—	—	(3)	—	(3)
Recycling of PES AOCI on deconsolidation	—	—	—	—	16	—	16
Net loss from continuing operations	—	—	—	—	—	(103)	(103)
Net loss from discontinued operations	—	—	—	—	—	(4)	(4)

Balance as at February 22, 2022 (Predecessor)	10	3,504	—	—	(1)	(7,322)	(3,809)

Net gain from reorganization adjustments	—	—	—	1,495	—	3,571	5,066
Net gain from Fresh Start adjustments	—	—	—	—	—	242	242
Issuance of Successor common stock	—	—	—	4	—	(4)	—
Cancellation of Predecessor equity	(10)	(3,504)	—	—	1	3,513	—

Balance as at February 23, 2022 (Successor)	—	—	—	1,499	—	—	1,499

Net income	—	—	—	—	—	4	4

Balance as at March 31, 2022 (Successor)	—	—	—	1,499	—	4	1,503

Net loss	—	—	—	—	—	(36)	(36)
Other comprehensive income	—	—	—	—	3	—	3

Balance as at June 30, 2022 (Successor)	—	—	—	1,499	3	(32)	1,470

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED

Date: August 31, 2022	By:	/s/ Simon Johnson Name: Simon Johnson
Title: Chief Executive Officer of Seadrill Management Ltd.
(Principal Executive Officer of Seadrill Limited)